Exhibit 99.1

Americas Silver Corporation Provides an Update on San Felipe Resource Estimate

TORONTO--(BUSINESS WIRE)--March 21, 2018--Americas Silver Corporation (TSX: USA) (NYSE “American”: USAS) (“Americas Silver” or the “Company”) is pleased to provide an update of the mineral resource estimate at the San Felipe zinc-silver‐lead project (“San Felipe”). San Felipe is located 130 km northeast of Hermosillo, Sonora, Mexico. In 2017, Americas Silver acquired an option on San Felipe giving it the right to acquire a 100% interest in the property without any underlying third-party royalties.

Mineral Resource Highlights:

  Indicated mineral resources are estimated to contain 4.7 million tonnes of ore, including 560 million pounds of zinc, 256 million pounds of lead and 9.1 million ounces of silver.
  Inferred mineral resources are estimated to contain 2.0 million tonnes, including 158 million pounds of zinc, 63 million pounds of lead and 3.1 million ounces of silver.
  Contained zinc and silver increased by 258% and 236% respectively in the indicated mineral resource.
San Felipe Indicated and Inferred Mineral Resources as at March 21, 2018
Classification	Tonnes (kt)	Zn (%)	Pb (%)	Ag (g/t)	Zn (Mlbs)	Pb (Mlbs)	Ag (Moz)
Indicated	4,685	5.4	2.5	61	560	256	9.1
Inferred	2,008	3.6	1.4	48	158	63	3.1

Notes:
1. CIM Definition Standards were followed for mineral resource estimates.
2. Mineral resources are fully diluted to the 2mx3mx2m block size and estimated at a cut-off grade of 2.5% zinc equivalent which incorporate metal recoveries.
3. Mineral resources are estimated using metal prices of US$18.00/oz Ag, US$3.00/lb Cu, US$1.05/lb Pb, and US$1.05/lb Zn.
4. Numbers may not add due to rounding.
5. The current or previous San Felipe resource estimates are not included in the Company’s June 30, 2017 reserve and resource estimates.
6. Increase is based on comparison to the previous resource estimate from the technical report titled “2014 Resource Estimate and PEA”, San Felipe Project, Sonora, Mexico”, with an effective date of September 4, 2014 and amended date of June 29, 2016, completed for the previous option holder, Santacruz Silver Mining Ltd.

“With the significant increase in contained zinc and silver in the indicated resource, San Felipe now becomes a more substantial project in the current zinc market,” stated Darren Blasutti, President and CEO of Americas Silver Corporation. “The updated estimate at San Felipe highlights potential for another low-capital project for the Company, after our successful start-up of the San Rafael mine and the rapid resource expansion of the silver-rich Zone 120 deposit. We will continue to evaluate San Felipe for its economic merits and strategic fit ahead of making the final payments for the option on the property by the end of the year.”

Work during the past year on the San Felipe property included a six-hole, twinning diamond drill hole program to provide confirmation of historical drilling data, an updated interpretation of the mineralization and mineral resource estimate by Mine Development Associates (“MDA”), and a preliminary geotechnical review of the property by Adiuvare GE. Both MDA and Adiuvare GE are independent consulting firms. The twinning program confirmed the historical drilling data and provided increased confidence in the existing dataset. Three holes were drilled into each of the La Ventana and San Felipe zones. These two zones are the most significant mineral occurrences identified on the property in terms of contained metals, contributing 100% of the indicated mineral resources and approximately 50% of the inferred mineral resources on a tonnage basis.

Geology and Mineralization

There are four deposits that contribute to the current mineral resource estimate: La Ventana, San Felipe, Transversales and Las Lamas. The Zn-Ag-Pb mineralization occurs as skarn-related massive sulfide replacement veins, often cut by late quartz veins. It appears that the late quartz is associated with increased silver, copper and gold.

The potentially economic sulfide veins (>2.5% ZnEq) are usually 2 to 10 meters wide and occur within much wider near-vertical structural zones marked by strongly silicified, weakly brecciated, andesite country rock. There is significant faulting sub-parallel to the structural and mineral zones while cross-faults off-set the mineralized structures.

A granitic batholith borders the south side of property and cuts off the southwestern extension of the Las Lamas zone. The granodiorite is also encountered at depth within the San Felipe and La Ventana deposits and in the latter deposit appears to form the footwall boundary to the mineralized structural zone. The granodiorite is likely pre-mineral, or possibly contemporaneous, with the early massive sulfide skarn, though is not as amenable to skarn alteration as the andesite. Mineralization within the granodiorite occurs primarily within narrow fractures and thin veins. Rhyolite intrusives, often significantly faulted and dismembered, occur within the andesite and like the granodiorite are not as amenable to skarn alteration but can be host to more fracture-controlled mineralization.

Project Database

The project database contains collar, downhole survey, assay, and geology data for the four primary drilling campaigns: Boliden (27 drill holes in 1998-2000), Hochschild (183 drill holes in 2006-2008), Santacruz (126 drill holes in 2013 and 2014), and Americas Silver (six drill holes in 2017). Of the 342 total project drill holes in the database, 294 are within the four deposit areas and contribute to the geologic models and grade estimates.

In preparation for the updated mineral resource estimate, MDA audited the project database by validating the collar, survey and assay data against available original surveys and assay certificates. MDA made minor adjustments to some of the historical drill collar locations and corrected some rounding inconsistencies in the assay data. As part of the data validation, the historical quality assurance/quality control programs were evaluated. The assay database is considered appropriate for use in the current mineral resource estimate.

Estimation Methodology

Separate orthogonal block models were created for each zone. All have a 2m by 2m by 3m block size that is appropriate for the application of underground mining methods.

Zinc mineral-domain interpretations were used to code the drill samples. Quantile plots, along with domain statistics and spatial location of higher-grade samples, were made to assess validity of these domains and to determine capping levels for the individual mineral domain metal populations. Compositing was done to 1.5m down-hole lengths using the capped assays and honouring all mineral-domain boundaries.

The mineral domains were also used to code the block models with the percent of block in each mineral domain. Density values are based on 875 density measurements which are grouped and assigned to the block model by zinc mineral domains. The final block-diluted metal grade and density value for each model block is a volume-weighted average based on the proportion of each domain within the block.

Mineral domains aid in controlling the grade distribution, and the estimation used inverse distance to the third power (“ID3”) to interpolate grades into the domains. Estimation search distances were determined from zinc variograms while the different search ellipses reflected the unique deposit orientations.

Estimation Comparison

The current estimate is based on an updated interpretation of 336 drill holes completed by previous operators on the project since 1998, including 21 that were completed after the last mineral resource estimate was published for the project in 2014, and 6 new drill holes completed by Americas Silver in 2017. The contained zinc, silver and lead increased by 258%, 236%, and 320% respectively in the indicated mineral resources and decreased by 52% in the inferred mineral resources. The change in estimate is in comparison to the previous estimate from the technical report titled “2014 Resource Estimate and PEA, San Felipe Project, Sonora, Mexico”, with an effective date of September 4, 2014 and amended date of June 29, 2016, completed for the previous option holder, Santacruz Silver Mining Ltd. Some of the differences between the current estimate and the previous estimate are a result of a reinterpretation of the project as a zinc deposit compared to a silver deposit. The current mineral resource cut-off value of 2.5% zinc equivalent, as compared to a combination of 75 gram per tonne (g/t) and 150 g/t silver equivalent cut-off values used in the 2014 resource estimate, brought in additional material into both the indicated and inferred categories. The use of more liberal zinc variogram distances in determining classification criteria, versus the more restrictive silver variogram distances in 2014, also resulted in converting a portion of the 2014 inferred mineral resources into current Indicated mineral resources.

Updated San Felipe Technical Report

MDA was retained by Americas Silver to prepare the updated mineral resource estimate for San Felipe. An updated Technical Report will be prepared and filed on SEDAR (www.sedar.com) within 45 days of this news release.

San Felipe Option Agreement

As announced in a release dated March 2, 2017 the Company purchased an option granting it the right to acquire a 100% interest in San Felipe for total consideration of US$15 million (plus applicable VAT), payable in two payments. The initial payment of US$7 million plus VAT was made in March 2017. Subsequently, the Company agreed to terms with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) to amend the timing of payments under its option agreement on the San Felipe project. A further US$0.5 million was paid on January 1, 2018 with the remaining payments due as follows: April 1, 2018 US$0.5 million; July 1, 2018 US$1 million; and balance of US$6 million on or before December 31, 2018. The Company expects to make the remaining payments with cash on hand.

Technical Information

Drill core samples from the twin hole diamond drilling program completed at the San Felipe Project were prepared at the Company’s secure warehouse facility near San Felipe, Sonora. Assaying was done by ALS Chemex Labs in Hermosillo, Mexico. The Company has a QA/QC program supervised by a Qualified Person.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational and development plans (including further exploration and development of San Felipe), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary Note to U.S. Investors regarding mineral resources:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO